Exhibit 99.1

Tuniu Announces Unaudited Fourth Quarter and Fiscal Year 2022 Financial Results

NANJING, China, March 17, 2023 -- Tuniu Corporation (NASDAQ: TOUR) ("Tuniu" or the "Company"), a leading online leisure travel company in China, today announced its unaudited financial results for the fourth quarter and fiscal year ended December 31, 2022.

"Although 2022 was the most difficult year for travel industry since the pandemic outbreak, we were pleased to see the beginning of a recovery in the fourth quarter," said Mr. Donald Dunde Yu, Tuniu’s founder, Chairman and Chief Executive Officer. "Despite the challenges we faced last year, Tuniu has consistently pursued new opportunities and continued to upgrade our products and services while enhancing our core competencies. In the new year, as domestic and outbound travel markets gradually re-open, the release of pent-up travel demand is further supporting the industry’s rebound. Tuniu will seize this window of opportunity and leverage the strengths which we have built up over the years in supply chain, products, services and sales to achieve a rapid and steady business recovery. In addition to focusing on our business development, we will continue to implement effective cost control measures and improve efficiency to promote Tuniu’s healthy long-term development."

Fourth Quarter 2022 Results

Net revenues were RMB27.3 million (US$4.0 million1) in the fourth quarter of 2022, representing a year-over-year decrease of 62.8% from the corresponding period in 2021. The decrease was primarily due to the negative impact brought by the outbreak and spread of COVID-19.

•	Revenues from packaged tours were RMB5.0 million (US$0.7 million) in the fourth quarter of 2022, representing a year-over-year decrease of 88.4% from the corresponding period in 2021. The decrease was primarily due to the resurgence of COVID-19 in certain regions in China.

•	Other revenues were RMB22.4 million (US$3.2 million) in the fourth quarter of 2022, representing a year-over-year decrease of 27.0% from the corresponding period in 2021. The decrease was primarily due to the decrease in the fees for advertising services provided to tourism boards and bureaus.

Cost of revenues was RMB15.1 million (US$2.2 million) in the fourth quarter of 2022, representing a year-over-year decrease of 61.5% from the corresponding period in 2021. As a percentage of net revenues, cost of revenues was 55.4% in the fourth quarter of 2022, compared to 53.5% in the corresponding period in 2021.

Gross margin was 44.6% in the fourth quarter of 2022, compared to a gross margin of 46.5% in the fourth quarter of 2021.

1 The conversion of Renminbi ("RMB") into United States dollars ("US$") is based on the exchange rate of US$1.00=RMB6.8972 on December 30, 2022 as set forth in H.10 statistical release of the U.S. Federal Reserve Board and available at https://www.federalreserve.gov/releases/h10/default.htm.

Operating expenses were RMB32.5 million (US$4.7 million) in the fourth quarter of 2022, representing a year-over-year decrease of 58.4% from the corresponding period in 2021. Gain on disposals of subsidiaries which was allocated to operating expenses, was RMB32.2 million (US$4.7 million) in the fourth quarter of 2022.

•	Research and product development expenses were RMB10.9 million (US$1.6 million) in the fourth quarter of 2022, representing a year-over-year decrease of 19.1%. The decrease was primarily due to the decrease in research and product development personnel related expenses.

•	Sales and marketing expenses were RMB22.9 million (US$3.3 million) in the fourth quarter of 2022, representing a year-over-year decrease of 20.1%. The decrease was primarily due to the decreases in promotion expenses and sales and marketing personnel related expenses.

•	General and administrative expenses were RMB33.1 million (US$4.8 million) in the fourth quarter of 2022, representing a year-over-year decrease of 28.8%. The decrease was primarily due to the decreases in general and administrative personnel related expenses and allowance for expected credit losses.

Loss from operations was RMB20.3 million (US$2.9 million) in the fourth quarter of 2022, compared to a loss from operations of RMB43.9 million in the fourth quarter of 2021. Non-GAAP2 loss from operations, which excluded share-based compensation expenses, amortization of acquired intangible assets and gain on disposals of subsidiaries, was RMB50.1 million (US$7.3 million) in the fourth quarter of 2022.

Net loss was RMB9.3 million (US$1.3 million) in the fourth quarter of 2022, compared to a net loss of RMB36.2 million in the fourth quarter of 2021. Non-GAAP net loss, which excluded share-based compensation expenses, amortization of acquired intangible assets and gain on disposals of subsidiaries, was RMB39.1 million (US$5.7 million) in the fourth quarter of 2022.

Net loss attributable to ordinary shareholders was RMB4.4 million (US$0.6 million) in the fourth quarter of 2022, compared to a net loss attributable to ordinary shareholders of RMB33.9 million in the fourth quarter of 2021. Non-GAAP net loss attributable to ordinary shareholders, which excluded share-based compensation expenses, amortization of acquired intangible assets and gain on disposals of subsidiaries, was RMB34.2 million (US$5.0 million) in the fourth quarter of 2022.

As of December 31, 2022, the Company had cash and cash equivalents, restricted cash and short-term investments of RMB922.3 million (US$133.7 million). The COVID-19 pandemic has negatively impacted our business operations, and will continue to impact our results of operations and cash flows for subsequent periods. Based on our liquidity assessment and management actions, we believe that our available cash, cash equivalents and maturity of investments will be sufficient to meet our working capital requirements and capital expenditures in the ordinary course of business for the next twelve months.

2 The section below entitled "About Non-GAAP Financial Measures" provides information about the use of Non-GAAP financial measures in this press release, and the table captioned “Reconciliations of GAAP and Non-GAAP Results" set forth at the end of this press release reconciles Non-GAAP financial information with the Company's financial results under GAAP.

Fiscal Year 2022 Results

Net revenues were RMB183.6 million (US$26.6 million) in 2022, representing a year-over-year decrease of 56.9% from 2021. The decrease was primarily due to the negative impact brought by the outbreak and spread of COVID-19.

•	Revenues from packaged tours were RMB70.3 million (US$10.2 million) in 2022, representing a year-over-year decrease of 77.0% from 2021. The decrease was primarily due to the resurgence of COVID-19 in certain regions in China.

•	Other revenues were RMB113.3 million (US$16.4 million) in 2022, representing a year-over-year decrease of 6.4% from 2021. The decrease was primarily due to the decrease in the fees for advertising services provided to tourism boards and bureaus.

Cost of revenues was RMB94.1 million (US$13.6 million) in 2022, representing a year-over-year decrease of 63.1% from 2021. As a percentage of net revenues, cost of revenues was 51.2% in 2022 compared to 59.8% in 2021.

Gross margin was 48.8% in 2022, compared to a gross margin of 40.2% in 2021.

Operating expenses were RMB299.8 million (US$43.5 million) in 2022, representing a year-over-year decrease of 15.1% from 2021. Impairment of goodwill offset by gain on disposals of subsidiaries, which were allocated to operating expenses, was RMB47.2 million (US$6.8 million) in 2022.

•	Research and product development expenses were RMB50.8 million (US$7.4 million) in 2022, representing a year-over-year decrease of 7.0%. The decrease was primarily due to the decrease in research and development personnel related expenses.

•	Sales and marketing expenses were RMB103.6 million (US$15.0 million) in 2022, representing a year-over-year decrease of 31.1%. The decrease was primarily due to the decreases in promotion expenses and sales and marketing personnel related expenses.

•	General and administrative expenses were RMB108.9 million (US$15.8 million) in 2022, representing a year-over-year decrease of 37.4%. The decrease was primarily due to the decreases in general and administrative personnel related expenses and allowance for expected credit losses.

Loss from operations was RMB210.2 million (US$30.5 million) in 2022, compared to a loss from operations of RMB181.5 million in 2021. Non-GAAP loss from operations, which excluded share-based compensation expenses, amortization of acquired intangible assets, gain on disposals of subsidiaries and impairment of goodwill, was RMB151.0 million (US$21.9 million) in 2022.

Net loss was RMB203.0 million (US$29.4 million) in 2022, compared to a net loss of RMB128.5 million in 2021. Non-GAAP net loss, which excluded share-based compensation expenses, amortization of acquired intangible assets, gain on disposals of subsidiaries and impairment of goodwill, was RMB143.8 million (US$20.8 million) in 2022.

Net loss attributable to ordinary shareholders was RMB193.4 million (US$28.0 million) in 2022, compared to a net loss attributable to ordinary shareholders of RMB121.5 million in 2021. Non-GAAP net loss attributable to ordinary shareholders, which excluded share-based compensation expenses, amortization of acquired intangible assets, gain on disposals of subsidiaries and impairment of goodwill, was RMB134.1 million (US$19.4 million) in 2022.

Business Outlook

For the first quarter of 2023, Tuniu expects to generate RMB60.1 million to RMB64.3 million of net revenues, which represents a 45% to 55% increase year-over-year compared with net revenues in the corresponding period in 2022. This forecast reflects Tuniu's current and preliminary view on the industry and its operations, which is subject to change.

Conference Call Information

Tuniu’s management will hold an earnings conference call at 8:00 am U.S. Eastern Time, on March 17, 2023, (8:00 pm, Beijing/Hong Kong Time, on March 17, 2023) to discuss the fourth quarter and fiscal year 2022 financial results.

To participate in the conference call, please dial the following numbers:

US	1-888-346-8982
Hong Kong	852-301-84992
Mainland China	4001-201203
International	1-412-902-4272

Conference ID: Tuniu 4Q 2022 Earnings Conference Call

A telephone replay will be available one hour after the end of the conference call through March 24, 2023. The dial-in details are as follows:

US	1-877-344-7529
International	1-412-317-0088

Replay Access Code: 8859146

Additionally, a live and archived webcast of the conference call will also be available on the Company’s investor relations website at http://ir.tuniu.com.

About Tuniu

Tuniu (Nasdaq:TOUR) is a leading online leisure travel company in China that offers integrated travel service with a large selection of packaged tours, including organized and self-guided tours, as well as travel-related services for leisure travelers through its website tuniu.com and mobile platform. Tuniu provides one-stop leisure travel solutions and a compelling customer experience through its online platform and offline service network, including a dedicated team of professional customer service representatives, 24/7 call centers, extensive networks of offline retail stores and self-operated local tour operators. For more information, please visit http://ir.tuniu.com.

Safe Harbor Statement

This press release contains forward-looking statements made under the "safe harbor" provisions of Section 21E of the Securities Exchange Act of 1934, as amended, and the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," "confident" and similar statements. Tuniu may also make written or oral forward-looking statements in its reports filed with or furnished to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including statements about Tuniu's beliefs and expectations, are forward-looking statements that involve factors, risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Such factors and risks include, but are not limited to the following: Tuniu's goals and strategies; the growth of the online leisure travel market in China; the demand for Tuniu’s products and services; its relationships with customers and travel suppliers; the Company’s ability to offer competitive travel products and services; Tuniu’s future business development, results of operations and financial condition; competition in the online travel industry in China; relevant government policies and regulations relating to the Company’s structure, business and industry; the impact of the COVID-19 on Tuniu’s business operations, the travel industry and the economy of China and elsewhere generally; and the general economic and business condition in China and elsewhere. Further information regarding these and other risks, uncertainties or factors is included in the Company's filings with the U.S. Securities and Exchange Commission. All information provided in this press release is current as of the date of the press release, and Tuniu does not undertake any obligation to update such information, except as required under applicable law.

About Non-GAAP Financial Measures

To supplement the Company's unaudited consolidated financial results presented in accordance with United States Generally Accepted Accounting Principles (“GAAP”), the Company has provided non-GAAP information related to loss from operations, net loss, net loss attributable to ordinary shareholders, which excludes share-based compensation expenses, amortization of acquired intangible assets, gain on disposals of subsidiaries and impairment of goodwill. The presentation of this non-GAAP financial measure is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. We believe that the non-GAAP financial measures used in this press release are useful for understanding and assessing underlying business performance and operating trends, and management and investors benefit from referring to these non-GAAP financial measures in assessing our financial performance and when planning and forecasting future periods.

This non-GAAP financial measure is not defined under U.S. GAAP and is not presented in accordance with U.S. GAAP. The non-GAAP financial measure has limitations as an analytical tool. Further, this non-GAAP measure may differ from the non-GAAP information used by other companies, including peer companies, and therefore its comparability may be limited. The Company compensates for these limitations by reconciling the non-GAAP financial measure to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating performance. Tuniu encourages investors and others to review its financial information in its entirety and not rely on a single financial measure.

For more information on these non-GAAP financial measures, please see the table captioned "Reconciliations of GAAP and non-GAAP Results" set forth at the end of this press release.

For investor and media inquiries, please contact:

China

Mary Chen

Investor Relations Director

Tuniu Corporation

Phone: +86-25-6960-9988

E-mail: ir@tuniu.com

(Financial Tables Follow)

Tuniu Corporation

Unaudited Condensed Consolidated Balance Sheets

(All amounts in thousands, except per share information)

	December 31, 2021	December 31, 2022	December 31, 2022
	RMB	RMB	US$
ASSETS
Current assets
Cash and cash equivalents	349,077	153,835	22,304
Restricted cash	46,521	44,052	6,387
Short-term investments	615,901	724,413	105,030
Accounts receivable, net	111,941	33,644	4,878
Amounts due from related parties	14,969	1,030	149
Prepayments and other current assets	337,033	242,994	35,231
Total current assets	1,475,442	1,199,968	173,979

Non-current assets
Long-term investments	201,947	230,562	33,428
Property and equipment, net	98,159	85,182	12,350
Intangible assets, net	55,376	30,672	4,447
Land use right, net	94,652	92,590	13,424
Operating lease right-of-use assets, net	48,115	33,204	4,814
Goodwill	232,007	114,661	16,624
Other non-current assets	92,111	91,091	13,207
Total non-current assets	822,367	677,962	98,294
Total assets	2,297,809	1,877,930	272,273

LIABILITIES, REDEEMABLE NONCONTROLLING INTERESTS AND EQUITY
Current liabilities
Short-term borrowings	9,981	7,517	1,090
Accounts and notes payable	383,626	261,873	37,968
Amounts due to related parties	4,679	4,710	683
Salary and welfare payable	33,761	26,507	3,843
Taxes payable	8,004	4,047	587
Advances from customers	139,777	98,899	14,339
Operating lease liabilities, current	16,556	12,439	1,803
Accrued expenses and other current liabilities	382,629	358,312	51,947
Total current liabilities	979,013	774,304	112,260

Non-current liabilities
Operating lease liabilities, non-current	38,832	26,482	3,840
Deferred tax liabilities	12,479	6,839	992
Long-term borrowings	14,344	11,959	1,734
Total non-current liabilities	65,655	45,280	6,566
Total liabilities	1,044,668	819,584	118,826

Redeemable noncontrolling interests	27,200	27,200	3,944

Equity
Ordinary shares	249	249	36
Less: Treasury stock	(293,795)	(288,600)	(41,843)
Additional paid-in capital	9,125,748	9,125,655	1,323,096
Accumulated other comprehensive income	271,821	298,981	43,348
Accumulated deficit	(7,834,879)	(8,028,261)	(1,163,988)
Total Tuniu Corporation shareholders’ equity	1,269,144	1,108,024	160,649
Noncontrolling interests	(43,203)	(76,878)	(11,146)
Total equity	1,225,941	1,031,146	149,503
Total liabilities, redeemable noncontrolling interests and equity	2,297,809	1,877,930	272,273

Tuniu Corporation

Unaudited Condensed Consolidated Statements of Comprehensive Loss

(All amounts in thousands, except per share information)

	Quarter Ended	Quarter Ended	Quarter Ended	Quarter Ended
	December 31, 2021	September 30, 2022	December 31, 2022	December 31, 2022
	RMB	RMB	RMB	US$
Revenues
Packaged tours	42,761	41,440	4,968	720
Others	30,642	36,418	22,358	3,242
Net revenues	73,403	77,858	27,326	3,962
Cost of revenues	(39,250)	(32,835)	(15,125)	(2,193)
Gross profit	34,153	45,023	12,201	1,769

Operating expenses
Research and product development	(13,494)	(9,729)	(10,922)	(1,584)
Sales and marketing	(28,612)	(26,502)	(22,858)	(3,314)
General and administrative	(46,512)	(24,270)	(33,119)	(4,802)
Other operating income	10,571	1,222	34,404	4,988
Total operating expenses	(78,047)	(59,279)	(32,495)	(4,712)
Loss from operations	(43,894)	(14,256)	(20,294)	(2,943)
Other income/(expenses)
Interest and investment income	6,171	5,491	4,960	719
Interest expense	(1,814)	(1,194)	(1,186)	(172)
Foreign exchange gains/(losses), net	4,453	(16,167)	5,252	761
Other income, net	459	2,797	2,378	345
Loss before income tax expense	(34,625)	(23,329)	(8,890)	(1,290)
Income tax (expense)/benefit	(1,450)	376	(219)	(32)
Equity in loss of affiliates	(169)	(551)	(189)	(27)
Net loss	(36,244)	(23,504)	(9,298)	(1,349)
Net loss attributable to noncontrolling interests	(2,348)	(1,456)	(4,916)	(713)
Net loss attributable to Tuniu Corporation	(33,896)	(22,048)	(4,382)	(636)
Net loss attributable to ordinary shareholders	(33,896)	(22,048)	(4,382)	(636)

Net loss	(36,244)	(23,504)	(9,298)	(1,349)
Other comprehensive (loss)/income:
Foreign currency translation adjustment, net of nil tax	(4,134)	18,066	(8,053)	(1,168)
Comprehensive loss	(40,378)	(5,438)	(17,351)	(2,517)

Net loss per ordinary share attributable to ordinary shareholders - basic and diluted	(0.09)	(0.06)	(0.01)	-
Net loss per ADS - basic and diluted*	(0.27)	(0.18)	(0.03)	-

Weighted average number of ordinary shares used in computing basic and diluted loss per share	371,020,652	371,274,640	371,365,207	371,365,207

Share-based compensation expenses included are as follows：
Cost of revenues	78	24	19	3
Research and product development	136	10	19	3
Sales and marketing	129	31	57	8
General and administrative	770	432	803	116
Total	1,113	497	898	130

*Each ADS represents three of the Company's ordinary shares.

Tuniu Corporation

Unaudited Condensed Consolidated Statements of Comprehensive Loss

(All amounts in thousands, except per share information)

	Year Ended	Year Ended	Year Ended
	December 31, 2021	December 31, 2022	December 31, 2022
	RMB	RMB	US$
Revenues
Packaged tours	305,333	70,314	10,195
Others	121,015	113,306	16,428
Net revenues	426,348	183,620	26,623
Cost of revenues	(254,815)	(94,066)	(13,638)
Gross profit	171,533	89,554	12,985

Operating expenses
Research and product development	(54,622)	(50,799)	(7,365)
Sales and marketing	(150,493)	(103,617)	(15,023)
General and administrative	(174,021)	(108,935)	(15,794)
Impairment of goodwill	-	(112,102)	(16,253)
Other operating income	26,064	75,685	10,973
Total operating expenses	(353,072)	(299,768)	(43,462)
Loss from operations	(181,539)	(210,214)	(30,477)
Other income/(expenses)
Interest and investment income	50,041	27,181	3,941
Interest expense	(7,491)	(4,912)	(712)
Foreign exchange gains/(losses), net	7,030	(22,210)	(3,220)
Other income, net	2,895	6,136	890
Loss before income tax expense	(129,064)	(204,019)	(29,578)
Income tax (expense)/benefit	(130)	731	106
Equity in income of affiliates	726	292	42
Net loss	(128,468)	(202,996)	(29,430)
Net loss attributable to noncontrolling interests	(6,944)	(9,614)	(1,394)
Net loss attributable to Tuniu Corporation	(121,524)	(193,382)	(28,036)
Net loss attributable to ordinary shareholders	(121,524)	(193,382)	(28,036)

Net loss	(128,468)	(202,996)	(29,430)
Other comprehensive (loss)/income:
Foreign currency translation adjustment, net of nil tax	(3,191)	27,160	3,938
Comprehensive loss	(131,659)	(175,836)	(25,492)

Net loss per ordinary share attributable to ordinary shareholders - basic and diluted	(0.33)	(0.52)	(0.08)
Net loss per ADS - basic and diluted*	(0.99)	(1.56)	(0.24)

Weighted average number of ordinary shares used in computing basic and diluted loss per share	370,874,312	371,208,209	371,208,209

Share-based compensation expenses included are as follows：
Cost of revenues	390	411	60
Research and product development	724	571	83
Sales and marketing	644	657	95
General and administrative	7,374	3,408	494
Total	9,132	5,047	732

*Each ADS represents three of the Company's ordinary shares.

Reconciliations of GAAP and Non-GAAP Results

(All amounts in thousands, except per share information)

	Quarter Ended December 31, 2022
	GAAP Result	Share-based	Amortization of acquired	Gain on disposals	Non-GAAP
		Compensation	intangible assets	of subsidiaries	Result
Loss from operations	(20,294)	898	1,434	(32,165)	(50,127)

Net loss	(9,298)	898	1,434	(32,165)	(39,131)

Net loss attributable to ordinary shareholders	(4,382)	898	1,434	(32,165)	(34,215)

	Quarter Ended September 30, 2022
	GAAP Result	Share-based	Amortization of acquired	Gain on disposals	Non-GAAP
		Compensation	intangible assets	of subsidiaries	Result
Loss from operations	(14,256)	497	1,434	-	(12,325)

Net loss	(23,504)	497	1,434	-	(21,573)

Net loss attributable to ordinary shareholders	(22,048)	497	1,434	-	(20,117)

	Quarter Ended December 31, 2021
	GAAP Result	Share-based	Amortization of acquired	Gain on disposals	Non-GAAP
		Compensation	intangible assets	of subsidiaries	Result
Loss from operations	(43,894)	1,113	2,236	-	(40,545)

Net loss	(36,244)	1,113	2,236	-	(32,895)

Net loss attributable to ordinary shareholders	(33,896)	1,113	2,236	-	(30,547)

*Basic net loss per ordinary share attributable to ordinary shareholders is calculated by dividing net loss attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the periods. Diluted net loss per ordinary share attributable to ordinary shareholders is calculated by dividing net loss attributable to ordinary shareholders by the weighted average number of ordinary shares and dilutive potential ordinary shares outstanding during the periods, including the dilutive effect of share-based awards as determined under the treasury stock method.

Reconciliations  of GAAP and Non-GAAP Results

(All amounts in thousands, except per share information)

	Year Ended December 31, 2022
	GAAP Result	Share-based	Amortization of acquired	Gain on disposals	Impairment	Non-GAAP
		Compensation	intangible assets	of subsidiaries	of goodwill	Result
Loss from operations	(210,214)	5,047	7,043	(64,951)	112,102	(150,973)

Net loss	(202,996)	5,047	7,043	(64,951)	112,102	(143,755)

Net loss attributable to ordinary shareholders	(193,382)	5,047	7,043	(64,951)	112,102	(134,141)

	Year Ended December 31, 2021
	GAAP Result	Share-based	Amortization of acquired	Gain on disposals	Impairment	Non-GAAP
		Compensation	intangible assets	of subsidiaries	of goodwill	Result
Loss from operations	(181,539)	9,132	9,625	-	-	(162,782)

Net loss	(128,468)	9,132	9,625	-	-	(109,711)

Net loss attributable to ordinary shareholders	(121,524)	9,132	9,625	-	-	(102,767)

*Basic net loss per ordinary share attributable to ordinary shareholders is calculated by dividing net loss attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the periods. Diluted net loss per ordinary share attributable to ordinary shareholders is calculated by dividing net loss attributable to ordinary shareholders by the weighted average number of ordinary shares and dilutive potential ordinary shares outstanding during the periods, including the dilutive effect of share-based awards as determined under the treasury stock method.